Exhibit 12.1

Ratio of Earnings to Fixed Charges (1)
The following table sets forth our ratio of earnings to fixed charges (1) for the periods indicated. All amounts are in millions, except for the ratio of earnings to fixed charges.

	Year Ended December 31,
	2016	2015	2014	2013	2012
Income before income taxes	$2,287.6	$1,956.8	$1,771.4	$1,601.0	$1,693.4
Add back:
Share of losses on equity investees (2)	1.0	2.6	6.5	6.4	5.5
Amortization of capitalized interest	—	0.2	0.3	0.2	0.2
Distributed income from equity investees	107.9	94.9	76.2	68.5	14.9
Subtract:
Share of earnings of equity investees (2)	(111.2)	(102.6)	(91.3)	(76.9)	(36.2)
Capitalized interest	—	—	—	—	(0.6)
Adjusted Earnings Before Income Taxes	2,285.3	1,951.9	1,763.1	1,599.2	1,677.2

Plus:
Interest expense	123.5	117.4	119.4	151.4	132.7
Interest expense within rent	16.1	16.0	15.5	13.9	11.7
Adjusted Earnings	$2,424.9	$2,085.3	$1,898.0	$1,764.5	$1,821.6

Fixed Charges	$139.6	$133.4	$134.9	$165.3	$144.4

Ratio of Earnings to Fixed Charges	17.37	15.64	14.07	10.67	12.62
(1)     The ratio of earnings to fixed charges is calculated by dividing adjusted earnings by fixed charges. “Fixed charges” consist of interest incurred and an estimate of interest within rental expense.
(2)    Represents CME Group's interest in various entities, which is recognized using the equity method of accounting.